April 2, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (517)546-3572.

Janice B. Trouba, Chief Financial Officer
FNBH Bancorp, Inc.
101 East Grand River
Howell, MI 48843

      Re: FNBH Bancorp, Inc.
             Forms 10-Q for the periods ended June 30 and September 30, 2007

Dear Ms. Trouba:

      We have completed our review of your Forms 10-Q and have no further comments at this time.

                               Sincerely,

                               Paul Cline
                               Staff Accountant